SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                           Select Comfort Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    81616X103
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    81616X103                SCHEDULE 13D/A        PAGE 2 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     2,614,449
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,614,449
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,614,449
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.73%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,614,449
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,614,449
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,614,449
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.73%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,614,449
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,614,449
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,614,449
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.73%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 5 OF 6 PAGES
------------------------------                             ---------------------
ITEM 1.           SECURITY AND ISSUER.

            This Amendment No. 9 is filed with respect to the shares of the common stock, par value $0.01 per share (the "Shares"), of Select Comfort Corporation, a Minnesota corporation (the "Issuer"), beneficially owned by the Reporting Persons (as previously defined) as of September 23, 2009 and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 10, 2008, as previously amended (the "Original Schedule 13D" and together with this Amendment, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

            Given the existing uncertainties with respect to the Issuer's liquidity position and potential third-party transactions, the Reporting Persons may continue to sell some or all of the shares of the Issuer; however, depending on factors such as additional changes in the Issuer's circumstances, future results of the Issuer or market conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their Shares, purchasing additional Shares either from the Issuer or in the open market and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

Paragraphs (a) through (c) of Item 5 are hereby amended and restated in the entirety as follows:

            (a) As of the close of business on September 23, 2009, the Reporting Persons may be deemed the beneficial owners of an aggregate of 2,614,449 Shares, constituting approximately 5.73% of the Shares outstanding.

            The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 45,595,806 Shares outstanding, which is the total number of Shares outstanding as of July 20, 2009 as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 28, 2009.

            (b) By virtue of an investment management agreement with CMAG, Clinton has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,614,449 Shares held by CMAG. By virtue of his direct and indirect control of Clinton, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Clinton has voting power or dispositive power. Accordingly, Clinton and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,614,449 Shares.

            (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D on September 3, 2009 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

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CUSIP NO.      81616X103             SCHEDULE 13D/A           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2009


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer

                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer

                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

                                   SCHEDULE A

     TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE FILING OF
                       AMENDMENT NO. 8 TO THE SCHEDULE 13D

Equity Activity for Clinton Magnolia Master Fund, Ltd.

     Trade Date            Shares Purchased (Sold)           Price Per Share ($)
     -----------          ------------------------           -------------------
        9/03/09                    64,044                           2.88
        9/04/09                   (17,000)                          3.15
        9/08/09                   (20,000)                          3.16
        9/08/09                    14,587                           3.29
        9/09/09                   (75,000)                          3.54
        9/09/09                   (26,390)                          3.55
        9/09/09                    45,000                           3.37
        9/10/09                   (60,000)                          3.67
        9/10/09                   (40,000)                          3.68
        9/10/09                   (49,200)                          3.85
        9/11/09                   (75,000)                          4.28
        9/14/09                  (100,000)                          4.50
        9/14/09                    55,000                           4.47
        9/15/09                   (50,000)                          4.50
        9/18/09                  (100,000)                          4.60
        9/18/09                    (100)                            4.61
        9/22/09                   (85,500)                          5.05
        9/23/09                    (5,000)                          5.00
        9/23/09                     (300)                           5.02